Mail Stop 3010

February 4, 2010

VIA U.S. MAIL AND FAX (402) 597-8470

Mr. William J. Gerber
Chief Financial Officer
TD AMERITRADE Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

> **Re:** **TD AMERITRADE Holding Corporation**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 000-49992**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanations as to why our comments are inapplicable. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2009

Financial Performance Metrics, page 29

1. In future filings please revise your EBIDTA reconciliation to reconcile EBITDA to Net Earnings. It is not appropriate to reconcile EBITDA to a measure which excludes interest, taxes, depreciation or amortization. Refer to Question 103.02 of the CD&I "Non-GAAP Financial Measures", dated January 15, 2010.

Consolidated Balance Sheets, page 46

2. Please tell us why cash and investments segregated in compliance with federal regulations increased from $260,000 to $5,813,862. Also, please include

discussion within the liquidity section of MD&A for the reasons for the increase and the impact it will have on your liquidity.

Notes to Consolidated Financial Statements

17. Commitments and Contingencies, page 69

3. Please tell us the amount of the settlement related to the spam litigation lawsuit that was preliminarily approved on May 1, 2009, and tell us your estimate of the possible loss or range of loss, and what amounts, if any, you have accrued related to this loss as of September 30, 2009. Please disclose this information in future filings, or state that such estimate cannot be made and disclose the reasons why. Refer to ASC 450-20-50.

4. Please clarify the amount of the liability you have accrued for the ARS settlement as of September 30, 2009.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief